DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

March 5, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Ryan Rohn, Staff Accountant
Craig Wilson, Senior Chief Accountant

Re:	Q2 Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted February 25, 2014
File No. 333-193911

Ladies and Gentlemen:

We are writing on behalf of Q2 Holdings, Inc. (the “Company” or “Q2”) in response to the March 4, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on February 25, 2014 (“Amendment No. 1”).

On March 5, 2014, we and the Company spoke with Ryan Rohn with the Staff regarding the Staff’s comments to Amendment No. 1 and the Company’s proposed responses.  As discussed with the Staff, the Company intends to file Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2” and, Amendment No. 1 as so amended by Amendment No. 2, the “Registration Statement”) on March 6, 2014, reflecting the responses and changes communicated to the Staff on March 5, 2014 and discussed below.

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

Division of Corporation Finance

March 5, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 55

1.     For the three years ended December 31, 2013 the percentage of operating expenses to revenues has increased by 9.1% from 2011 to 2012 and 18.2% from 2012 to 2013. Please revise your MD&A to discuss whether these historical increases among each of the operating expense categories are known trends that are reasonably likely to materially impact future earnings and financial position.

Response:  In response to the Staff’s comment, the Company is revising its disclosure in MD&A in Amendment No. 2 as set forth on Annex A to this letter to discuss the expected trends for each of the significant operating expense categories.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 65

2.     We note the significant increase in your fair value of common stock on the grant dates of January 24, 2014 and February 19, 2014 of $8.35 per share to your anticipated price range as noted in your February 25, 2014 letter. The factors provided in your letter for this increase would appear to have been known and accounted for at these grant dates in view of the close proximity to the February 24, 2014 underwriters price recommendations. Please expand your disclosures to identify and discuss the factors that occurred during this short time period that resulted in a significantly greater anticipated price range increase over the fair values used for the January and February grants.

Response:  In response to the Staff’s comment, the Company has determined that, given the proximity in time between the January and February grants and the initial communication of value by the underwriters on February 21, 2014, the Company should reassess the fair value of its common stock to be $11.00 per share for such grants.  The Company is revising MD&A in Amendment No. 2 to add the following additional disclosure:

On January 24, 2014, the board of directors granted options to purchase 1,741,780 shares of common stock at an exercise price of $8.35 per share. In estimating the fair value of the common stock to set the exercise price of such options, the board of directors reviewed and considered an independent valuation report for the common stock as of December 31, 2013. The report reflected a fair value for the common stock of $8.35 per share. On the date of grant, our board of directors reviewed the intervening changes since the date of the report and concluded that there had been no significant changes to cause an increase or decrease in the per share valuation for our common stock and that $8.35 per share reflected the fair value of our common stock on this date of grant.

Division of Corporation Finance

March 5, 2014

On February 19, 2014, the board of directors granted options to purchase 11,000 shares of common stock at an exercise price of $8.35 per share. In estimating the fair value of the common stock to set the exercise price of such options, the board of directors reviewed and considered an independent valuation report for the common stock as of December 31, 2013. The report reflected a fair value for the common stock of $8.35 per share. On the date of grant, our board of directors reviewed the intervening changes since the date of the report and concluded that there had been no significant changes to cause an increase or decrease in the per share valuation for our common stock and that $8.35 per share reflected the fair value of our common stock on this date of grant.

On February 21, 2014, our underwriters provided us with a valuation update. Due to the proximity in time between such update and the grants on January 24 and February 19, 2014, we reassessed the fair value of our common stock to be $11.00 per share for the stock options granted on such dates.

Notes to Consolidated Financial Statements

Note 8. Preferred Stock, page F-19

3.     Please disclose why the redemption amounts of preferred stock are not fair valued. A similar disclosure concern applies to the redeemable common stock in Note 9. Refer to FASB ASC 480-10-S99.3A.24.c.

Response:  The Company respectfully advises the Staff that the Company has concluded that it is not probable that the preferred stock or the redeemable common stock will become redeemable based on the following factors:

•                  As described in the Company’s Certificate of Incorporation, the preferred stock and redeemable common stock automatically convert into shares of common stock upon the completion of an initial public offering (“IPO”) above a minimum threshold.  In such event, the Company’s obligation to redeem any shares of preferred stock or redeemable common stock terminates.  Therefore, the mandatory conversion of the preferred stock and redeemable common stock is not controlled by the holders of such shares.  At the directive of the Company’s board of directors, the Company has engaged investment bankers and filed a Form S-1 registration statement with the goal of a near-term IPO.  The investment bankers have preliminarily indicated values that exceed the minimum threshold, and therefore the Company believes the preferred stock and redeemable common stock are not probable of becoming redeemable.

Division of Corporation Finance

March 5, 2014

•                  Prior to the issuance of the preferred stock and the redeemable common stock, the Company developed short, medium, and long-term operational, financial and strategic goals.  Since such issuance, the Company has successfully achieved these operational, financial, and strategic goals on its path toward completion of an IPO.  This success is reflected in the Company’s growth and in its hiring of directors, management and other personnel with the expertise to grow the Company and prepare it for a successful IPO. This has resulted in increasing valuations of the Company’s common stock by an independent third party valuation firm.  Given the Company’s performance and the resulting increasing valuations of its Common Stock, the returns associated with conversion are significantly greater than the redemption value, and the Company therefore believes that the IPO will occur and that the preferred stock and redeemable common stock are not probable of becoming redeemable.

•                  Two investment funds own approximately 90% of the Company’s preferred stock and redeemable common stock, and their designees represent three of the eight board seats since their initial acquisition of those shares.  As a result, these investment funds have detailed knowledge of the Company’s history, performance and future plans. These investment funds and their representatives have indicated to the Company that they have no intention of exercising their redemption rights and have been consistent proponents of the Company’s undertaking an IPO prior to the date that the preferred stock and redeemable common stock become redeemable. Therefore, the Company believes the preferred stock and redeemable common stock are not probable of becoming redeemable.

Based on this analysis, the Company evaluated the probability of the preferred stock and the redeemable common stock becoming redeemable as not probable.  The Company is revising its disclosure in Notes 8 and 9 to its Consolidated Financial Statements in Amendment No. 2 to identify the reasons why the Company believes that it is not probable that the redeemable preferred stock and redeemable common stock will become redeemable.  The additional disclosure is set forth below.

Note 8 (Preferred Stock):

Management’s assessment was based upon the Company’s growth and development and its intended and active pursuit of an underwritten offering of the Company’s common stock in a qualified IPO, which was at the directive of the board of directors, prior to the date that the Series A, B and C preferred stock would become redeemable. At the date of such IPO, the Series A, B and C preferred stock would automatically convert into common stock and their redemption rights would terminate.

Division of Corporation Finance

March 5, 2014

Note 9 (Common Stock):

Management’s assessment was based upon the Company’s growth and development and its intended and active pursuit of an underwritten offering of the Company’s common stock in a qualified IPO, which was at the directive of the board of directors, prior to the date that the redeemable common stock would become redeemable. At the date of such IPO, the redemption rights of the redeemable common stock would terminate.

Note 17. Subsequent Events, page F-28

4.     Your supplemental response letter dated February 25, 2014 indicates that you granted options on January 24, 2014 and February 19, 2014. Please update your footnote disclosures to include disclosure of these option grants and the resulting expected impact on future earnings. Refer to FASB ASC 260-10-50-2.

Response:  In response to the Staff’s comment, the Company is revising its disclosure in Note 17 to its Consolidated Financial Statements in Amendment No. 2 to include disclosure of the January and February 2014 option grants and the resulting expected impact on future earnings. The additional disclosure is set forth below.

Subsequent Events

Subsequent to December 31, 2013 through February 24, 2014, the Company’s board of directors granted stock options to acquire an aggregate of 1,753 shares of our common stock with an exercise price of $8.35 per share. The Company assessed the fair value of its common stock to be $11.00 per share with a weighted average grant-date fair value of $5.41 per share for such stock options. The Company expects to amortize the resulting stock-based compensation expense of $9.5 million over the next 4.0 years.

* * * *

Division of Corporation Finance

March 5, 2014

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and this correspondence. Please do not hesitate to contact me at tel: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:           Matthew P. Flake (Q2 Holdings, Inc.)

Jennifer N. Harris (Q2 Holdings, Inc.)

J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)

ANNEX A

Revisions to MD&A in Response to Comment No. 1